FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Quantum BioPharma Ltd. (the "Company")

55 University Avenue, Suite 1003

Toronto, Ontario M5L 1A9

Item 2: Date of Material Change

March 7, 2025.

Item 3: News Release

A news release announcing the material change was issued on March 7, 2025, through the facilities of Newsfile Corp., a copy of which has been filed under the Company's issuer profile on SEDAR + at www.sedarplus.ca.

Item 4: Summary of Material Change

Warrant Cancellation

Effective February 26, 2025, the Company cancelled an aggregate of 7,692 warrants ("Warrants") to purchase class B subordinate voting shares in the capital of the Company ("Class B Shares"), which were previously granted to Michael (Zappy) Zapolin. The Company and Mr. Zapolin entered into a warrant cancellation agreement, pursuant to which Mr. Zapolin agreed to cancel the Warrants.

Option Grant

Effective March 7, 2025, the Company granted an aggregate of 7,692 options (each, an "Option") to Mr. Zapolin (the "Option Grant") pursuant to the Company's equity incentive plan (the "Equity Incentive Plan"). Each Option granted vested immediately, and the expiry date of the Options shall be on March 7, 2027. If Mr. Zapolin ceases to be a participant under the Equity Incentive Plan for any reason, the expiry date of the Options shall be 90 days following the date Mr. Zapolin ceases to be a participant under the Equity Incentive Plan.

Item 5.1: Full Description of Material Change

Warrant Cancellation

Management reviewed Mr. Zapolin's outstanding Warrants and determined that the Warrants granted to Mr. Zapolin under the Company's Equity Incentive Plan no longer represented a realistic incentive to motivate Mr. Zapolin.

Option Grant

All of the Options (and any Class B Shares issuable upon their settlement) are subject to a four month and one day hold period pursuant to the policies of the Canadian Securities Exchange and applicable securities laws.

Related Party Transaction

The Option Grant constitutes a "related party transaction", as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101") due to the involvement of Mr. Zapolin, who is a member of the board of directors of the Company, and would require the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of the Option Grant. In its consideration and approval of the Option Grant, the Board determined that the Option Grant was exempt from the formal valuation and minority approval requirements of MI 61-101. The Company intends to rely on the exemptions contained in sections 5.5(a) and 5.7(1)(a) of MI 61- 101, respectively, in respect of the participation of Mr. Zapolin in the Option Grant, as the fair market value (as determined under MI 61-101) of the Option Grant does not exceed 25% of the Company's market capitalization (as determined under MI 61-101).

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, Chief Executive Officer and Executive Co-Chairman of the Board
Email: info@QuantumBioPharma.com

Telephone: (416) 854-8884

Item 9: Date of Report

March 17, 2025.